Exhibit 99.10

Monthly Servicer Certificate

Pursuant to Section 4.01(d)(ii) of the Transition Property Servicing Agreement, dated as of March 1, 2005 (the "Agreement"), between Commonwealth Electric Company, as servicer (the "Servicer") and CEC Funding, LLC, the Servicer does hereby certify as follows:

Capitalized terms used herein have their respective meanings as set forth in the Agreement.

For the Monthly Period: December 2005

1)	Billings:
	a)	Monthly kWh Consumption:	$354,260,064
	b)	Applicable RTC Charge:	$0.17800
	c)	Total RTC Charge Amount Billed (less expected charge-offs) this Month:	$6,281,324.70
	d)	Cumulative RTC Charge Amount Billed (less expected charge-offs) this Remittance Period:	$64,629,895.86

2)	Remittances:
	a)	Total Amount Remitted this Month:	$5,280,396.04
	b)	Cumulative Amount Remitted this Remittance Period:	$57,662,474.70

3)	Draws on Subaccounts:
	a)	Reserve Subaccount Draw this Month:	$0.00
	b)	Cumulative Reserve Subaccount Draw Amount this Remittance Period (net of funding):	$0.00
	c)	OvercollateralizationSubaccount Draw Amount this Month:	$0.00
	d)	Cumulative Overcollateralization Subaccount Draw Amount this Remittance Period (net of funding):	$0.00
	e)	Capital Subaccount Draw Amount this Month:	$0.00
	f)	Cumulative Capital Subaccount Draw Amount this Remittance Period (net of funding):	$0.00

	Executed as of 9th day of January 2006.

COMMONWEALTH ELECTRIC COMPANY
as Servicer
By: /s/ EMILIE O'NEIL
Name: Emilie O'Neil
Title: Director of Corporate Finance and Cash Management